UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
______________
ESMARK INCORPORATED
(Name of Subject Company (Issuer))
______________

ESSAR STEEL HOLDINGS LIMITED
(Name of Filing Person-Issuer and Offeror)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

296475106
(CUSIP Number of Class of Securities)

Madhu S. Vuppuluri
Essar Steel Holdings Limited
c/o Essar Americas
145 E. 48th St., 36th Floor
New York, NY  10017
(212) 758-5860

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
______________
Copy to:
Stephen M. Besen, Esq.
Shearman & Sterling LLP
599 Lexington Ave
New York, NY  10022
(212) 848-4000

Calculation of Filing Fee
Transaction valuation	Amount of filing fee

N/A*	N/A*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit
No.

99.1	Letter, dated June 6, 2008, from Essar Americas to the Board of Directors of Esmark Incorporated.

99.2	Press Release, dated June 6, 2008.